650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 19, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng

Jan Woo

Kathleen Collins

Laura Veator

Re:	Cyan, Inc.

Registration Statement on Form S-1

Filed April 4, 2013

File No. 333-187732

Ladies and Gentlemen:

On behalf of our client, Cyan, Inc. (“Cyan” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 17, 2013 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1. We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on April 4, 2013. The Registration Statement filed herewith includes updates for the quarter ended March 31, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 68

1.

We note that in light of discussions with underwriters in preparation for this offering, you reassessed the September 30, 2012 valuation of your common stock and as a result you used a blended revenue multiple of 2.37, which was a higher point in the range of existing comparable companies. Please tell us when you performed this revaluation. In addition, tell us why you did not revise your other assumptions and methodologies (i.e., discount rate, marketability

AUSTIN  BRUSSELS  GEORGETOWN, DE  HONG KONG  NEW YORK  PALO ALTO  SAN DIEGO  SAN FRANCISCO   SEATTLE  SHANGHAI  WASHINGTON, DC

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April 19, 2013

discount, set of comparable companies and PWERM methodology) when performing the revaluation.

The Company supplementally advises the Staff that subsequent to the September 30, 2012 valuation date, the Company’s board of directors authorized the Company to commence an initial public offering, and in October and November 2012 the Company met with representatives from each of the underwriters, as well as representatives from other investment banks that are not participating in the offering. While the purpose of these meetings was to select the underwriters for the offering, each prospective underwriter provided the Company with their assessment of the Company’s business, including how they would potentially position the Company for an offering based on their initial understanding of the Company and their associated analysis of comparable companies. Most of the comparable companies included in the Company’s valuation report as of September 30, 2012 were also identified by the prospective underwriters in these meetings. However, the prospective underwriters also included in their comparable company group other companies that were high revenue growth, high gross margin communication networking companies that also exhibited software-enabled characteristics. The prospective underwriters each indicated their belief to the Company that they could potentially include these additional companies in their positioning of the Company with potential investors. The Company had not previously considered including these additional companies in the comparable company group because the Company had not historically marketed a separate software product and had not generated a significant amount of revenue from software, nor was the Company projecting to do so in the near term. In addition, the Company had not generated gross margins comparable to the additional companies that exhibited software-enabled characteristics.

As disclosed in the Registration Statement, the pre-cursor to the Company’s Blue Planet software solution was first introduced along with the Company’s Z-Series platform in 2009, and was generally bundled with sales of its Z-Series platforms. As noted on page 2 of the Registration Statement, the Company launched Blue Planet in December 2012. The launch of Blue Planet represents a significant shift in the Company’s business strategy, and it was the preparation for the launch of Blue Planet that the Company believes enabled the prospective underwriters to consider positioning the Company in comparison to a broader group of communication networking comparable companies that exhibited software-enabled characteristics.

The Company considered the information obtained from the prospective underwriters in October and November 2012 within the guidance of the American Institute of Certified Public Accounts Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). Specifically, the Company noted that Paragraph 11.17 indicates as follows:

The task force has set out two different types of post valuation events that it recommends be analyzed, as follows: (a) The first type consists of events that were known or knowable to market participants at the as-of date of the valuation, for example, the information that a venture capitalist would seek prior to investing in an enterprise. The valuation would take those events into account as they would generally be considered by market participants; and (b) The second type consists of events that were not known or knowable to market participants at the as-of date of the valuation, including events that arose subsequent to the as-of date of the valuation. The valuation would not be updated to reflect those events. However, the events may be of such

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April 19, 2013

nature and significance that would warrant disclosure in a separate section of the report in order to keep users from being misled.

Based on the Practice Aid, the Company determined that the prospective underwriters’ view that the Company would be one of the top performers within the September 30, 2012 comparable company group would fall into category (a), as it would be possible for the Company, as of September 30, 2012, to reasonably assume that investors would view the Company as a top performer within the existing comparable company group, given the Company’s high revenue growth profile and its preparation to launch Blue Planet. As such, the Company retrospectively adjusted the September 30, 2012 valuation in December 2012 to include the information that it learned after September 30, 2012, but that, in the Company’s view, was knowable as of the valuation date.

In contrast, based on the Practice Aid, the Company determined that the list of additional comparable companies fell into category (b), as it would not be possible for the Company, as of September 30, 2012, to reasonably assume that investors would include high revenue growth, high gross margin communication networking companies that exhibited software-enabled characteristics in the comparable company group. In addition, the Company believes that the other aspects of the valuation noted by the Staff in this comment fall into category (b) above. For instance, the Company could not have switched to the PWERM as of September 30, 2012 given that the Company’s board of directors had not yet authorized the Company to proceed with an initial public offering, and the Company had not yet met with the prospective underwriters. Therefore, prior to October and November of 2012, any PWERM that assumed a specific probability and timing of an initial public offering would have been highly speculative.

2.	We further note that for your November 30, 2012 and December 31, 2012 valuations you added some public companies in the communications networking industry. Please tell us why these companies were not considered in your September 30, 2012 valuation. In this regard, we note your disclosure on page 69 that you select your peer group of companies from publicly traded companies in the same or similar lines of business, and with similar growth rates to you. Please describe more specifically the characteristics of your company that changed from September 30, 2012 to December 31, 2012. While we note your disclosure that you have taken into account companies whose business models included significant software content given your goals for growth with your Blue Planet software, we also note your disclosure on page 2 that to date, sales of Blue Planet have accounted for an immaterial amount of your revenue and are expected to increase only modestly as a portion of your revenue in the near term.

The Company respectfully refers the Staff to the response to comment 1 above. The Company does not believe that its characteristics changed significantly between September 30, 2012 and December 31, 2012. Changes to the Company’s comparable company group were instead based on new information received from the prospective underwriters in October and November 2012 regarding the inclusion of high revenue growth, high gross margin communication networking companies that exhibited software-enabled characteristics even though the Company’s Blue Planet software had yet to be launched. As noted in the response to comment 1 above, this information was new to the Company, and was not knowable as of September 30, 2012.

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April 19, 2013

In particular, of the comparable companies used in the September 30, 2012 valuation, the majority were networking equipment manufacturers that were hardware and services focused. In expanding the comparable company group after the commencement of the initial public offering process and the involvement of the underwriters, the Company determined that all but one of the prior company group were still comparable (and so dropped that one company from the comparable company group) and added several communication networking companies that had both network hardware and software products (similar to the model that the Company is pursuing with Blue Planet). By expanding this comparable company group for the November 30, 2012 and December 31, 2012 valuations, the multiples increased to reflect the mix of hardware and software companies.

The Company has modified the disclosure on pages 75 through 76 of the Registration Statement in response to the Staff’s comment to provide additional detail related to the comparable company group.

3.	Please tell us and revise your disclosures to explain further the factors that contributed to the 85% increase in the fair value of your common stock from September 30, 2012 to December 31, 2012.

The Company supplementally advises the Staff that the primary drivers for the increase in the fair value of its common stock from September 30, 2012 to December 31, 2012 were the Company’s growth initiatives and business strategies. Such internal efforts coincided with favorable macroeconomic and capital market trends that indicated that the Company would be positioned to complete its initial public offering in 2013, potentially as early as March, but in any event, likely in the first half of the year. In addition to these overall trends, the following factors directly contributed to the increase in the fair value of the Company’s common stock from September 30, 2012 to December 31, 2012:

Higher blended revenue multiples. The addition of several high revenue growth, high gross margin communication networking companies that exhibited software-enabled characteristics to the comparable company group, coupled with the general improvement in the macroeconomic environment, resulted in an increase in the blended revenue multiple for the market approach from 2.37 to 3.23.

Use of the PWERM methodology. Given the authorization by the Company’s board of directors to commence an initial public offering process and the subsequent progress made towards an initial public offering during October, November and December 2012, the PWERM methodology was used by the Company starting with the November 30, 2012 valuation. The use of the PWERM results in a higher fair value of common stock, especially when a relatively high probability of an initial public offering is used, as the initial public offering scenario does not factor in the preferred stock liquidation preference.

Discount for lack of marketability. The Company’s assumptions with respect to discounts for lack of marketability decreased, resulting in a higher common stock value at December 31, 2012. Specifically, a discount for lack of marketability of 25% was used in the September 30, 2012 valuation whereas in the December 31, 2012 initial public offering scenario of the PWERM, which had a 70% probability, the Company effectively used a 13% discount for lack of marketability, reflecting the increased likelihood of the

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offering. This discount for lack of marketability was calculated using a discount rate of 20% over the estimated 10 month period from the date of the valuation to the estimated date of the offering, including the six month lock-up period.

The Company has revised the disclosure on pages 75 and 76 of the Registration Statement in response to the Staff’s comment to explain further the factors that contributed to the increase in the fair value for financial reporting purposes from $4.47 as of September 30, 2012 to $8.31 as of December 31, 2012.

4.	We note that you used a 21% discount for lack of marketability in both your December 2012 and March 2013 valuations. Considering the increased likelihood of this offering occurring in the near term, as noted in your April 12, 2013 correspondence, please tell us how you determined a 21% marketability discount within a few weeks prior to your potential offering was appropriate and why you believe this assumption should remain unchanged from December 2012 to March 2013.

The Company respectfully advises the Staff that the 21% discount for lack of marketability is not included in the initial public offering scenario of the PWERM in the December 31, 2012 or March 31, 2013 valuations as it is only used in the non-initial public offering scenarios. The non-initial public offering scenarios had a combined 30% probability and 20% probability for December 31, 2012 and March 31, 2013, respectively. The discount for lack of marketability in the non-initial public offering scenarios did not change from the December 31, 2012 valuation to the March 31, 2013 valuation given no further progress had been made towards a liquidity event in the non-initial public offering scenarios.

A discount rate of 18% was used in the initial public offering scenario of the PWERM framework of the Company’s March 31, 2013 valuation (reduced from 20% in the December 31, 2012 valuation) to account for the estimated seven month period from the date of the valuation to the estimated date of the offering, including the six month lock-up period. The use of the 18% discount rate in the initial public offering scenario of the PWERM in the March 31, 2013 valuation resulted in a reduction of approximately 9% of the fair value of the Company’s common stock from the midpoint of the estimated price range.

The Company has modified the disclosure on pages 75 and 76 of the Registration Statement in response to the Staff’s comment to clarify the analysis of the initial public offering scenario of the PWERM.

* * * *

Please direct your questions or comments regarding the Company’s response to me at (650) 320-4554 or dsegre@wsgr.com, Robert Day at (650) 320-4622 or rday@wsgr.com, or Michael Coke at (650) 565-3596 or mcoke@wsgr.com. Thank you for your assistance.

Securities and Exchange Commission

April 19, 2013

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ David J. Segre

David J. Segre

cc:	Mark A. Floyd, Cyan, Inc.

Kenneth M. Siegel, Cyan, Inc.

Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.

Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C

Eric C. Jensen, Cooley LLP

Andrew S. Williamson, Cooley LLP

Dane B. Wall, Ernst & Young LLP

Mark D. Secker, Ernst & Young LLP